Todd E. Mason | 212 692 6731 | tmason@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com
May 12, 2010
Via EDGAR and FedEx

Max A. Webb, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	NewLead Holdings Ltd. Amendment No. 2 to Form F-3 Filed May 4, 2010 File No. 333-165748
Dear Mr. Webb:
     On behalf of NewLead Holdings Ltd. (the “Company”), we respond as follows to the Staff’s legal comments dated May 11, 2010 relating to the above-captioned Form F-3. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to such comment immediately thereafter.
     Exhibit 5.1
     1. We note your response to our prior comment 1. Please revise to clarify that the registration statement was amended on May 4, 2010.
RESPONSE:
     Bermuda counsel has revised its opinion to address the Staff’s comment.
     2. Please delete assumption (d). Although you may limit your opinion to Bermuda law, you may not include an assumption that no other law is implicated in relation to your opinion.
RESPONSE:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Max A. Webb, Assistant Director
Securities and Exchange Commission
May 12, 2010

     Bermuda counsel has revised its opinion to address the Staff’s comment.
     3. Please delete assumption (e), which appears to be a matter of fact upon which counsel may rely on an officer’s certificate.
RESPONSE:
     Bermuda counsel has revised its opinion to address the Staff’s comment.
     4. Please delete assumptions (g) and (h), which appear to be irrelevant to an opinion of due authorization.
RESPONSE:
     Bermuda counsel has revised its opinion to address the Staff’s comment.
     5. Please revise to opine on whether the common shares and preferred shares will be duly authorized.
RESPONSE:
     Bermuda counsel has revised its opinion to address the Staff’s comment.
     6. We note that the opinion of Bermuda counsel includes the warrants and the debt securities, which are governed by New York law and included in the opinion of New York counsel. Please revise to remove the opinions on binding nature of the debt securities and warrants.
RESPONSE:
     Bermuda counsel has revised its opinion to address the Staff’s comment.
Exhibit 5.2
     7. We note that counsel has limited the opinion to the Business Corporation Law of the State of New York. Please revise to include the rules, regulations, and applicable judicial and regulatory determinations underlying the provisions of that statute or confirm that your opinion includes these sources of law.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Max A. Webb, Assistant Director
Securities and Exchange Commission
May 12, 2010

RESPONSE:
In response to the Staff’s comments we hereby confirm that the opinion of Mintz Levin includes the rules, regulations, and applicable judicial and regulatory determinations underlying the provisions of the Business Corporation Law of the State of New York.
     8. Please delete the second to last paragraph of the opinion. Alternatively, update the opinion to the date of effectiveness.
RESPONSE:
We have updated the opinion of Mintz Levin to be as of the date of effectiveness of the Registration Statement.
Please do not hesitate to contact me directly should you require any further information with respect to this filing.

Sincerely,
/s/ Todd E. Mason
Todd E. Mason

cc:	Ken Koch NewLead Holdings Ltd.